SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments thereto Filed
Pursuant to Rule 13d-2(a)

(Amendment No. 2)*

ALLIED HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

019223106
(CUSIP Number)

JB Capital Partners, L.P.
5 Evan Place
Armonk, New York 10504
(914) 273-4866
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the *Notes*).

1. Names of Reporting Persons
   JB Capital Partners, L.P.
   I.R.S. Identification Nos. of above persons (entities only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) x

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [   ]

6. Citizenship or Place of Organization
   Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 390,000	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 390,000	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    390,000

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (9)
    4.3%

14. Type of Reporting Person (See Instructions)
    PN

1. Names of Reporting Persons
   Alan W. Weber
   I.R.S. Identification Nos. of above persons (entities only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) x

3. SEC Use Only

4. Source of Funds
   PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization
   United States

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: 49,100	
8. Shared Voting Power: 390,000	
9. Sole Dispositive Power: 49,100	
10. Shared Dispositive Power: 390,000	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    439,100

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (9)
    4.9%

14. Type of Reporting Person (See Instructions)
    IN

       This Statement on Schedule 13D Amendment No. 2 (this "Statement") is filed on behalf of JB Capital Partners, L.P. ("JB Capital") and Alan W. Weber ("Weber" together with JB Capital the "Filing Parties") with the Securities and Exchange Commission (the "Commission"). This Statement amends, as specifically set forth herein, the Statement on Schedule 13D with respect to the Common Stock, no par value (the "Common Stock"), of Allied Holdings, Inc. ("Allied Holdings" or the "Issuer") filed on June 15, 2004 (the "Initial Statement") with the Commission, as amended by Amendment No. 1 filed on October 19, 2004 with the Commission. This cover page for the Filing Parties is hereby amended to read as shown in this Statement. Item 5 is hereby amended to read as shown in this Statement. All other items remain unchanged.

Item 5 is hereby amended to show the following:

Item 5. Interest in Securities of the Issuer

       (a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group, is as follows:

Filing Parties	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose:	Approximate Percentage
JB Capital	390,000	0	390,000	4.3%
Alan W. Weber (1)	49,100	49,100	439,100	4.9%

* Based on 8,980,329 shares of Common Stock, no par value, outstanding as of December 2, 2005, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended September 30, 2005.

(1) This amount includes Common Stock beneficially owned and held in the accounts of Mr. Weber's children. Mr. Weber has investment discretion over the account of his children.

(c) During the past 60 days, the filing Parties effected no transactions in the Common Stock other than those set for the in the following table:

Filing Party	Date	Buy or Sell	Number of Shares	Price
JB Capital Partners	12/06/2005	Sell	300,000	$0.25
JB Capital Partners	12/07/2005	Sell	50,000	$0.3517

(d) No persons other than the Filing Parties is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock, beneficially owned by the Filing Parties.

(e) On December 7, 2005, the Filing Parties ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2006

JB Capital Partners, L.P.

By: /s/ Alan W. Weber
      Name: Alan W. Weber
      Title: General Partner

By: /s/ Alan W. Weber
      Alan W. Weber